ORRICK, HERRINGTON & SUTCLIFFE LLP The Orrick Building 405 Howard Street San Francisco, California 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 www.orrick.com
Andrew D. Thorpe (415) 773-5970 athorpe@orrick.com

July 14, 2015

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Ooma, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 6, 2015
File No.: 333-204975

Dear Ms. Jacobs:

On behalf of our client, Ooma, Inc. (the “Company”), we submit this letter to the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Set forth below are the Company’s responses to the comments contained in the Staff’s letter dated letter dated July 13, 2015. The Staff’s comments are repeated below in bold face type and followed by the Company’s responses in regular type.

Prospectus Summary

The Offering, page 8

1.	We note your disclosure here and in other sections of your filing that as a result of this offering you expect to have 16,829,033 outstanding shares of common stock, based on the number of shares outstanding as of April 30, 2015. Please reconcile this amount to the 16,430,358 pro forma as adjusted outstanding shares of common stock as of this date disclosed on pages 54 and 58.

Response: The Company respectfully advises the Staff that, as indicated on pages 8-10 of the Registration Statement, the 16,829,033 figure explicitly includes 423,572 unvested shares of restricted stock as of April 30, 2015, and explicitly excludes net-exercisable warrants to purchase 34,397 shares of Series Alpha convertible preferred stock as of April 30, 2015. In contrast, when presenting the 16,430,358 figure on pages 55-56, the explanatory disclosure accompanying that figure explicitly excludes 423,572 unvested shares of restricted stock as of April 30, 2015, and explicitly includes 24,897 shares of common stock to be issued upon net

Barbara C. Jacobs

July 14, 2015

exercise of the warrants to purchase 34,397 shares. The discrepancy primarily relates to the fact that the unvested shares of restricted stock are legally issued and outstanding, but are not treated as outstanding under GAAP for purposes of calculating EPS.

Dilution, page 57

2.	It appears that your pro forma as adjusted net tangible book value as of April 30, 2015 of $64.6 million reflects the inclusion of expected gross proceeds of $85 million from the sale of your common stock in this offering rather than expected net proceeds of $75.6 million disclosed on page 52. Please advise.

Response: The Company respectfully advises the Staff that the calculation of pro forma as adjusted net tangible book value reflects the expected net proceeds from the offering of $75.6 million. The Company’s calculation for the pro forma as adjusted net tangible book value begins with net tangible book value of $(11.7) million, as disclosed in the Registration Statement, and is then adjusted for (i) the increase of the convertible preferred stock warrant liability by $0.1 million on revaluation of a warrant which may be exercised or cash settled based on an assumed initial public offering price of $17 per share, which is the midpoint of the estimated offering price range; (ii) derecognition of the convertible preferred stock warrant liability of $1.2 million for warrants that will be either net exercised to common shares or convert to common warrants; (iii) net proceeds of $75.6 million from the offering of the sale of 5,000,000 shares of our common stock at the midpoint of the estimated offering price range of $17, after deducting estimated underwriting discounts and commissions and estimated offering costs; and (iv) derecognition of deferred issuance costs of $0.4 million related to the SVB loans that the Company intends to repay in August 2015.

Underwriting

Directed Share Program, page 157

3.	We note that a percentage of the shares being offered by the prospectus will be offered through a directed share program to “other individuals associated with us and members of their respective families.” Please expand your disclosure to describe with more specificity the nature of the “association” between you and the individuals to whom shares will be offered.

Response: The Company respectfully advises the Staff that the associated individuals referred to in the quoted disclosure refers to certain individuals with whom the Company has either a business relationship, such as vendors, distributors and the like, or a personal

Barbara C. Jacobs

July 14, 2015

relationship, such as friends of Company employees. The Company will update the disclosure in the registration statement to read as follows.

“At our request, the underwriters have reserved up to 5% of our shares of common stock offered by this prospectus for sale (excluding the shares of common stock that may be issued upon the underwriters’ exercise of their option to purchase additional shares), at the initial public offering price, to our directors, officers, employees, investors and their affiliated entities, and other individuals who have either a business relationship with us, such as vendors, distributors and the like, or a personal relationship such as friends of our employees, and members of their respective families.”

**********************************************

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-773-5970.

Very truly yours,

/s/ Andrew D. Thorpe

Andrew D. Thorpe

cc:	Eric B. Stang, Ooma, Inc.
Ravi Narula, Ooma, Inc.
Spencer Jackson, Ooma, Inc.
Stephen J. Venuto, Orrick
Christopher J. Austin, Orrick
Joseph Z. Perkins, Orrick
Andrew S. Williamson, Cooley LLP
Charles S. Kim, Cooley LLP
David G. Peinsipp, Cooley, LLP